COMPANY:          FIRSTCOM CORPORATION
TICKER:           FCLX
EXCHANGE:         NASDAQ SMALL CAP MARKET

FORM TYPE:        425

DOCUMENT DATE:    JUNE 15, 2000
FILING DATE:      JUNE 15, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:       FirstCom Corporation
Commission File No.:   001-14107

For Further Information:

Lydia R. Rodriguez        Richard Cooper/ Rob Schatz      Sue Fleming
AT&T Latin America Corp.  Strategic Growth International  AT&T Corp.
FirstCom Corp.            FirstCom Corp.                  908-221-8824 (office)
305-774-2368 (office)     516-829-7111 (office)           908-230-3042 (cell)
305-613-6767 (cell)       516-829-8319 (fax)              suefleming@att.com
lrrodriguez@att.com       sgi@netmonger.net

             AT&T AND FIRSTCOM EXPLORING INTEGRATION OF AT&T GLOBAL
                  NETWORK SERVICES' OPERATIONS IN SOUTH AMERICA
                         INTO AT&T LATIN AMERICA CORP.

              AT&T AND FIRSTCOM ANNOUNCE MERGER AGREEMENT AMENDMENT

         MIAMI - June 15,2000 - Today AT&T Latin America, AT&T Corp. and FirstCom announced that they had entered into a memorandum of understanding
(MOU) to explore the integration of AT&T Global Network Services' (AGNS) operations in South America into AT&T Latin America.

         The companies will form a collaboration committee to make recommendations about the timing, scope and nature of the possible integration. The committee will consider the transfer to AT&T Latin America of assets, contracts and licenses of AT&T Global Network Services - Latin America, and other AT&T Corp. subsidiaries in the countries in which AT&T Latin America may operate. In addition, the collaboration committee will consider the possibility of management services arrangements and supply and other commercial contracts among the companies, including AT&T Corp's Solutions division. It also will explore possible movements of personnel from AT&T Global Network Services in South America to AT&T Latin America.

          "The MOU reflects our belief that integration of complementary operations of AT&T Global Network Services in South America into AT&T Latin America's operations would enhance our ability to provide superior services to our customers," said Gary Weis, senior vice-president of AT&T Business Services, Global Operations.

         AT&T Global Network Services offers a portfolio of managed network services for enterprise connectivity, collaboration, and network outsourcing. AGNS has a strong global reach and serves the networking needs of large global companies, mid-sized companies and individual corporate Internet users. In Latin America, AGNS offers Virtual Private Network services, Frame Relay service and high-speed Internet access.

         "As we prepare for the merger of AT&T Latin America and FirstCom, we continue to explore ways in which AT&T Latin America can collaborate with AT&T Corp. and its affiliates," said John Haigh, president of AT&T's International Ventures Organization.

         Any transactions would be subject to the negotiation of definitive agreements, approval by the relevant boards of directors, including the board of AT&T Latin America, and receipt of necessary governmental or regulatory approvals.

         "We believe that this collaboration will be an important part of AT&T Latin America becoming a leading communications provider to business customers in Latin America," said Patricio E. Northland, chairman and CEO of FirstCom and CEO of AT&T Latin America, once the merger with FirstCom is completed.

         In November 1999, AT&T Corp. announced plans to form AT&T Latin America, which will merge the Brazilian operations of Netstream, a competitive local exchange carrier, with FirstCom, a publicly traded competitive local exchange carrier with operations in Chile, Colombia and Peru. An amendment to the agreement governing the merger has been made to reflect the parties' expectation that the merger will close prior to the end of July 2000.

         AT&T Latin America has also agreed to acquire Keytech LD, a development stage broadband communications company in Argentina, subject to fulfillment of conditions to the acquisition.

         AT&T Latin America will provide first mile data, Internet and voice connectivity, while providing the knowledge and experience to partner with business customers to make a lasting difference. It will establish a full range of innovative high-quality business services, one-stop shopping, and customer service in countries where it operates.

About AT&T Corp.

         AT&T Corp (www.att.com) is among the world's premier voice, video and data communications companies, serving more than 80 million customers, including consumers, businesses and government. With annual revenues of more than $62 billion and 147,000 employees, AT&T provides services to customers worldwide. Backed by the research and development capabilities of AT&T Labs the company runs the world's largest, most sophisticated communications network and has one of the largest digital wireless networks in North America.

About FirstCom Corporation

         FirstCom Corporation operates as a publicly traded (NASDAQ: FCLX) competitive local exchange carrier in four major metropolitan business centers in Chile, Colombia and Peru. With annual revenues in 1999 of $38MM and approximately 650 employees, FirstCom owns and operates a fiber optic IP/ATM backbone-network and provides a wide range of integrated broadband communications services.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause FirstCom's actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in FirstCom's filings with the United States Securities and Exchange Commission (the "SEC") which readers are urged to read carefully in assessing the forward looking statements contained herein.

In addition to FirstCom's filing of a preliminary proxy statement with the SEC in connection with the FirstCom/AT&T Latin America merger, FirstCom will file a definitive proxy statement and AT&T will file a registration statement on Form S-4 with the SEC. We urge investors and security holders to read the definitive proxy statement and registration statement when they are available before they make a decision concerning the merger. Security holders may obtain a free copy of those documents (when available) and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134, Attention: General Counsel, Thomas C. Canfield (305) 459-6300.

The Members of the Board of Directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the Preliminary Proxy statement filed with the SEC.